UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.              Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the nine-month period ended September 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

 Date: November 14, 2023

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the nine-month period ended September 30, 2023 Independent Auditor’s Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 30 September 2023 and report on review

1

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 30 September 2023 and the related statements of profit or loss and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim  statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 September 2023 and the related consolidated statements of profit or loss and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

2

Natura &Co Holding S.A.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 30 September 2023, and the parent company financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters

Statement of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended 30 September 2023. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 13 November 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

3

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	LIABILITIES AND SHAREHOLDERS' EQUITY		September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

CURRENT						CURRENT
Cash and cash equivalents	6	997	5,566	3,292,480	4,195,713	Borrowings, financing and debentures	19	-	-	141,128	331,151
Short-term investments	7	10,675	24,264	3,480,871	1,800,439	Lease	18	315	193	628,546	878,448
Trade accounts receivable	8	2,562	-	3,406,585	3,502,399	Trade accounts payable and reverse factoring operations	20	5,842	6,451	5,516,965	6,375,930
Trade accounts receivable - Related parties	32	63,274	66,329	-	-	Trade accounts payable - Related parties	32	280,092	64,576	-	-
Inventories	9	-	-	4,362,898	4,516,874	Dividends and interest on shareholders' equity payable	24	244	260	244	260
Recoverable taxes	10	32,109	38,902	1,212,613	911,410	Payroll, profit sharing and social charges		12,135	51,485	1,072,729	1,276,977
Income tax and social contribution		-	-	190,264	196,143	Tax liabilities	21	12,113	2,191	518,499	828,125
Derivative financial instruments	5	-	-	134,661	235,114	Income tax and social contribution		-	-	197,529	70,294
Other current assets	14	3,721	13,562	926,028	763,384	Derivative financial instruments	5	-	-	127,077	1,613,968
		113,338	148,623	17,006,400	16,121,476	Provision for tax, civil and labor risks	22	-	-	421,311	463,655
						Other current liabilities	23	6,741	23,113	986,337	1,499,060
Assets held for sale	13 and 36	-	-	456,705	51	Total current liabilities		317,482	158,269	9,610,365	13,337,868
Total current assets		113,338	148,623	17,463,105	16,121,527

NON-CURRENT
Recoverable taxes	10	-	-	880,887	1,356,868
Deferred income tax and social contribution	11	142,766	150,167	2,677,285	3,519,515	NON-CURRENT
Judicial deposits	12	-	-	401,159	457,550	Borrowings, financing and debentures	19	-	-	6,069,775	13,261,135
Derivative financial instruments		-	-	81,235	773,251	Lease	18	616	352	1,497,943	2,392,289
Long-term investments	7	-	-	34,543	35,235	Payroll, profit sharing and social charges		4,441	6,029	6,012	26,152
Other non-current assets	14	-	-	902,828	1,252,437	Tax liabilities	21	-	-	125,528	117,358
		142,766	150,167	4,977,937	7,394,856	Deferred income tax and social contribution	11	-	-	3,244,415	934,414
						Income tax and social contribution	0	-	-	375,396	448,532
						Derivative financial instruments	5	-	-	-	191,274
						Provision for tax, civil and labor risks	22	1,092	1,051	851,738	873,618
Investments	15	28,113,555	22,215,420	-	-	Other non-current liabilities	23	17,786	17,750	744,370	751,566
Property, plant and equipment	16	-	-	3,859,197	4,966,150	Total non-current liabilities		23,935	25,182	12,915,177	18,996,338
Intangible	17	-	1,445	22,297,146	23,260,970
Right of use	18	896	530	1,973,401	2,941,887	TOTAL LIABILITIES		23,935	25,182	12,915,177	18,996,338

Total non-current assets		28,257,217	22,367,562	33,107,681	38,563,863	SHAREHOLDERS' EQUITY	24
						Capital stock		12,484,515	12,484,424	12,484,515	12,484,424
						Treasury shares		(164,690)	(262,360)	(164,690)	(262,360)
						Capital reserves		10,427,721	10,540,885	10,427,721	10,540,885
						Legal profit reserve
						Accumulated losses		3,739,242	(1,994,555)	3,739,242	(1,994,555)
						Other comprehensive income		1,542,350	1,564,340	1,542,350	1,564,340
						Shareholders' equity attributed to the Company's shareholders		28,029,138	22,332,734	28,029,138	22,332,734

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	16,106	18,450
						Total shareholders' equity		28,029,138	22,332,734	28,045,244	22,351,184

TOTAL ASSETS		28,370,555	22,516,185	50,570,786	54,685,390	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		28,370,555	22,516,185	50,570,786	54,685,390

 *The accompanying notes are an integral part of the Interim Accounting Information.

4

NATURA &CO HOLDING S.A.
STATEMENT OF PROFIT OR LOSS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		July 1, 2023 to September 30, 2023	July 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022	July 1, 2023 to September 30, 2023	July 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022

NET REVENUE	26	-	-	-	-	7,517,260	8,401,159	22,610,958	24,120,309
Cost of Sales	27	-	-	-	-	(2,610,993)	(3,177,329)	(7,793,624)	(9,216,929)

GROSS PROFIT		-	-	-	-	4,906,267	5,223,830	14,817,334	14,903,380

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(3,251,962)	(3,613,143)	(9,751,909)	(10,342,316)
Administrative, R&D, IT and project expenses	27	(15,363)	(35,124)	(53,695)	(252,861)	(1,275,426)	(1,381,475)	(4,057,422)	(4,281,688)
Impairment loss on trade receivables	8	-	-	-	-	(142,769)	(151,186)	(460,607)	(464,598)
Share of profits (losses) from subsidiaries	15	7,010,576	(459,984)	5,696,939	(1,657,460)	-	-	-	-
Other operating income (expenses), net	30	4,272	-	5,754	12,326	(284,759)	(101,693)	(700,726)	(202,792)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		6,999,485	(495,108)	5,648,998	(1,897,995)	(48,649)	(23,667)	(153,330)	(388,014)

Financial result	29	(6,400)	6,034	(3,696)	(894)	(1,064,904)	(549,688)	(1,943,321)	(1,340,780)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		6,993,085	(489,074)	5,645,302	(1,898,889)	(1,113,553)	(573,355)	(2,096,651)	(1,728,794)
Income tax and social contribution	0	31,456	(70,703)	4,373	(70,703)	961,953	110,669	780,559	(87,357)

LOSS (PROFIT) FOR THE PERIODS FROM CONTINUING OPERATIONS		7,024,541	(559,777)	5,649,675	(1,969,592)	(151,600)	(462,686)	(1,316,092)	(1,816,151)

DISCONTINUED OPERATIONSsni
(LOSS) PROFIT FROM DISCONTINUED OPERATIONS	36	(112)	-	(9,524)	-	7,175,592	(96,786)	6,956,022	(152,465)

PROFIT (LOSS) FOR THE PERIODS		7,024,429	(559,777)	5,640,151	(1,969,592)	7,023,992	(559,472)	5,639,930	(1,968,616)

ATTRIBUTABLE TO
The Company´s shareholders		7,024,429	(559,777)	5,640,151	(1,969,592)	7,024,429	(559,777)	5,640,151	(1,969,592)
Non-controlling shareholders		-	-	-	-	(437)	305	(221)	976

PROFIT (LOSS) PER SHARE IN THE PERIODS -R$
Basic	31	5.1002	(0.4073)	4.0934	(1.4356)	5.1002	(0.4072)	4.0934	(1.4356)
Diluted	31	5.1002	(0.4073)	4.0934	(1.4356)	5.1002	(0.4072)	4.0934	(1.4356)

*The accompanying notes are an integral part of the Interim Accounting Information.

5

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		July 1, 2023 to September 30, 2023	July 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022	July 1, 2023 to September 30, 2023	July 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022

PROFIT (LOSS) FOR THE PERIOD		7,024,429	(559,777)	5,640,151	(1,969,592)	7,023,992	(559,472)	5,639,930	(1,968,616)
Other comprehensive income (loss) to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	(236,877)	(549,711)	(786,385)	(3,035,690)	(236,671)	(550,995)	(788,508)	(3,040,412)
Exchange rate effect on the conversion from hyperinflationary economy	15	59,415	(13,929)	280,233	(28,529)	59,415	(13,929)	280,233	(28,529)
Earnings (losses) from cash flow hedge operations	15	-	-	-	89	887,651	(269,284)	739,089	(923,676)
Tax effects on earnings (losses) from cash flow hedge operations	11	-	-	-	-	(304,366)	91,442	(254,927)	315,188
Equity in earnings (losses) from cash flow hedge operation	15	887,651	(269,284)	739,089	(923,765)	-	-	-	-
Equity in tax effects on earnings (losses) from cash flow hedge operations	11	(304,366)	91,442	(254,927)	315,188	-	-	-	-

Comprehensive loss for the periods, net of tax effects		7,430,252	(1,301,259)	5,618,161	(5,642,299)	7,430,021	(1,302,238)	5,615,817	(5,646,045)

ATTRIBUTABLE TO
The Company´s shareholders		7,430,252	(1,301,259)	5,618,161	(5,642,299)	7,430,252	(1,301,259)	5,618,161	(5,642,299)
Noncontrolling shareholders		-	-	-	-	(231)	(979)	(2,344)	(3,746)
		7,430,252	(1,301,259)	5,618,161	(5,642,299)	7,430,021	(1,302,238)	5,615,817	(5,646,045)

*The accompanying notes are an integral part of the Interim Accounting Information.

6

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

										Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve	Retained losses	Other comprehensive income	Shareholders' equity attributed to controlling shareholders	Non-Controlling	Total shareholders' equity
								Retained earnings				Shareholders

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Loss for the periods		-	-	-	-	-	-	-	(1,969,592)	-	(1,969,592)	976	(1,968,616)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	(28,529)	(28,529)	-	(28,529)
Other comprehensive income		-	-	-	-	-	-	-	-	(3,644,178)	(3,644,178)	(4,722)	(3,648,900)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(1,969,592)	(3,672,707)	(5,642,299)	(3,746)	(5,646,045)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	205,056	-	-	-	-	205,056	-	205,056
Exercise of stock and restricted shares option plans	24	5,872	9,282	-	-	(22,135)	-	3,911	-	-	(3,070)	-	(3,070)
Reclassification of hyperinflationary economy adjustment effect		-	-	(126,473)	-	(58,494)	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF SEPTEMBER 30, 2022		12,487,555	(262,360)	9,894,936	362,059	311,829	(92,066)	866,840	(1,969,592)	1,385,756	22,984,957	17,409	23,002,366

BALANCES AS OF JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

Net income for the periods		-	-	-	-	-	-	-	5,640,151	-	5,640,151	(221)	5,639,930
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	280,233	280,233	-	280,233
Other comprehensive income		-	-	-	-	-	-	-	-	(302,223)	(302,223)	(2,123)	(304,346)
Total comprehensive income for the periods		-	-	-	-	-	-	-	5,640,151	(21,990)	5,618,161	(2,344)	5,615,817
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	0	-	-	-	-	116,312	-	-	-	-	116,312	-	116,312
Exercise of stock and restricted shares option plans	24	91	97,670	-	-	(229,476)	-	-	93,646	-	(38,069)	-	(38,069)

BALANCES AS OF SEPTEMBER 30, 2023		12,484,515	(164,690)	9,894,936	362,059	262,792	(92,066)	-	3,739,242	1,542,350	28,029,138	16,106	28,045,244

*The accompanying notes are an integral part of the Interim Accounting Information.

7

NATURA &CO HOLDING S.A.
STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022

CASH FLOW FROM OPERATING ACTIVITIES
Profit (loss) for the periods		5,640,151	(1,969,592)	5,639,930	(1,968,616)
Adjustments to reconciliate profit (loss) for the periods with net cash genereted by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	1,657	1,083	1,730,520	1,683,252
Interest and exchange variation on short-term investments	29	(743)	(14,071)	(642,271)	(330,069)
Loss from swap and forward derivative contracts	5	-	5,266	1,741,801	527,882
Increse (reversion) of provision for tax, civil and labor risks	22	-	989	53,566	(29,457)
Monetary adjustment of judicial deposits	12	-	-	(20,510)	(26,846)
Monetary adjustment of provision for tax, civil and labor risks	22	41	55	58,539	67,068
Income tax and social contribution		(4,373)	70,703	(780,559)	87,359
Income from sale and write-off of property, plant and equipment and intagible	13, 16 and 17	-	-	(130,036)	(81,555)
Share of (profits) losses from subsidiaries	15	(5,696,939)	1,657,460	-	-
Interest and exchange rate variation on leases	18	83	20	121,065	167,270
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	437,022	324,207
Adjustment and exchange rate variation on other assets and liabilities		431	170	2,162	2,025
Provision for impairment	30	-	-	25,103	12,510
Increase (reversion) of provision for stock option plans		24,550	194,348	78,152	194,348
Provision for losses with trade accounts receivables, net of reversals	8	-	-	460,607	466,184
Provision for inventory losses, net of reversals	9	-	-	299,516	303,801
Provision for carbon credits		-	-	(11,245)	(8,278)
Effect from hyperinflationary economy		-	-	245,484	123,204
Other adjustments to reconcile net income for the period		-	-	(206,228)	-
		(35,142)	(53,569)	9,102,618	1,514,289
DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		95	(7,599)	(628,924)	(366,375)
Inventories		-	-	(752,740)	(109,695)
Recoverable taxes		-	-	61,768	(8,133)
Other assets		17,268	21,254	491,401	(18,446)
Subtotal		17,363	13,655	(828,495)	(502,649)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		214,874	(53,844)	(515,727)	(624,650)
Payroll, profit sharing and social charges, net		(40,938)	(20,338)	(82,792)	(262,364)
Tax liabilities		(78)	(68)	(239,192)	(57,995)
Other liabilities		(16,370)	(56,439)	(274,180)	86,132
Subtotal		157,488	(130,689)	(1,111,891)	(858,877)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		139,709	(170,603)	7,162,232	152,763

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		-	(2,568)	(279,669)	(399,022)
Release of judicial deposits net of withdrawals	12 and 22	-	-	23,642	134,174
Payments related to tax, civil and labor lawsuits	22	-	-	(51,935)	(111,838)
Payments due to settlement of derivative transactions		-	(934)	(1,520,622)	(230,250)
Payment of interest on lease	18	(83)	(20)	(120,692)	(85,994)
Payment of interest on borrowings, financing and debentures	19	-	-	(997,443)	(573,042)
Operating Activities - discontinued operations		-	-	(7,289,148)	84,857
CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		139,626	(174,125)	(3,073,635)	(1,028,352)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		-	(2,031)	(741,263)	(651,231)
Proceeds from sale of property, plant and equipment and intangible		-	-	16,725	4,070
Short-term acquisition		(45,550)	(174,700)	(12,220,644)	(8,005,899)
Redemption of short-term investments		57,250	301,833	10,625,482	8,613,685
Redemption of interest on short-term investments		2,632	15,230	101,164	85,636
Capital increase in subsidiaries		(308,377)	153,656	-	-
Receipt of dividends from subsidiaries	32	150,000	-	-	-
Investing activities - discontinued operations		-	-	12,254,162	(116,919)
CASH (USED IN) GENERATED BY INVESTING ACTIVITIES		(144,045)	293,988	10,035,626	(70,658)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(225)	(48)	(553,864)	(681,748)
Repayment of borrowings, financing and debentures – principal	19	-	-	(8,185,865)	(4,591,262)
New borrowings, financing, and debentures	19	-	-	1,506,701	6,051,116
Acquisition of treasury shares, net of receipt of option strike price		-	(120,300)	-	(120,300)
Payment of dividends and interest on equity		(16)	-	(16)	-
Receipt (payment) of funds due to settlement of derivative transactions		-	(4,332)	(367,786)	132,147
Capital Increase		91	5,872	91	5,872
Financing activities - discontinued operations		-	-	(166,180)	(139,111)
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(150)	(118,808)	(7,766,919)	656,714

Effect of exchange rate variation on cash and cash equivalents		-	-	(98,305)	(312,672)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,569)	1,055	(903,233)	(754,968)

Opening balance of cash and cash equivalents		5,566	4,289	4,195,713	4,007,257
Closing balance of cash and cash equivalents		997	5,344	3,292,480	3,252,289

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,569)	1,055	(903,233)	(754,968)

*The accompanying notes are an integral part of the Interim Accounting Information.

8

NATURA &CO HOLDING S.A.
STATEMENT OF VALUE ADDED
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022	January 1, 2023 to September 30, 2023	January 1, 2022 to September 30, 2022

INCOME		5,754	12,326	27,936,413	30,356,488
Sale of goods, products and services		-	-	28,555,081	30,395,848
Provision for doubtful accounts, net of reversals	8	-	-	56,687	24,203
Other operating expenses, net		5,754	12,326	(675,355)	(63,563)

GOODS ACQUIRED FROM THIRD PARTIES		(22,650)	(212,769)	(17,834,958)	(20,195,153)
Cost of products sold and services rendered		-	-	(9,269,417)	(10,574,586)
Materials, electricity, outsourced services and other		(22,650)	(212,769)	(8,565,541)	(9,620,567)

GROSS VALUE ADDED		(16,896)	(200,443)	10,101,455	10,161,335

RETENTIONS		(1,657)	(1,083)	(1,730,521)	(1,679,060)
Depreciation and amortization	16, 17 and 18	(1,657)	(1,083)	(1,730,521)	(1,679,060)

VALUE ADDED PRODUCED BY THE COMPANY		(18,553)	(201,526)	8,370,934	8,482,275

TRANSFERRED VALUE ADDED		5,703,572	(1,612,122)	10,278,805	4,132,440
Equity in subsidiaries	15	5,696,939	(1,657,460)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	6,633	45,338	10,278,805	4,132,440

TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		5,685,019	(1,813,648)	18,649,739	12,614,715
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(9,524)	-	11,869,776	919,877
'TOTAL VALUE ADDED TO DISTRIBUTE		5,675,495	(1,813,648)	30,519,515	13,534,592

TOTAL DISTRIBUTION OF VALUE ADDED		5,675,495	(1,813,648)	30,519,515	13,534,592
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		(9,524)	-	11,869,776	919,877
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		5,685,019	(1,813,648)	18,649,739	12,614,715
Payroll and social charges	28	29,388	39,009	4,633,974	4,670,489
Payroll and social charges		16,213	31,289	3,479,944	3,487,540
Benefits		12,406	6,526	694,560	701,911
FGTS		769	1,194	459,470	481,038
Taxes, fees and contributions		(4,381)	70,703	3,112,557	4,258,800
Federal		(4,381)	70,703	2,645,658	(376,272)
State		-	-	466,899	4,634,265
Municipal		-	-	-	807
Third-part capital remuneration		10,337	46,232	12,219,300	5,501,577
Rentals		-	-	(5,621)	28,373
Others		10,337	46,232	12,224,921	5,473,204
Equity remuneration		5,649,675	(1,969,592)	(1,316,092)	(1,816,151)
Retained (losses) earnings		5,649,675	(1,969,592)	(1,315,871)	(1,817,128)
Minority holders' share in retained profit		-	-	(221)	977

*The accompanying notes are an integral part of the Interim Accounting Information.
9

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon” and “The Body Shop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, Avon and The Body Shop Consultant(s).

1.1  Sale of subsidiary Aesop

On August 30, 2023, the Company concluded the sale of the subsidiary Aesop to L’Oréal for a total amount of R$12,396,226, after obtaining all regulatory approvals. The total gain obtained on the derecognition of the subsidiary's assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,231,416, which includes the reclassification of accumulated balance sheet conversion gains recognized in other comprehensive income amounting to R$115,168.

Further details about this operation, as well as the results of discontinued operations for the nine-month periods ending September 30, 2023 and 2022 are presented in explanatory note no.36.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION
The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the nine-month period ended September 30, 2023, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) and equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, which is consistent with that used by Management in its management and was approved by the Board of Directors and authorized for publication at a meeting held on November 7th, 2023.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments and short-term investments recognized that were measured at fair value, and assets and liabilities held for sale measured at lower of their carrying amount and the fair value net of selling expenses. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

10

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2022, issued on March 13, 2023, as well as those applied for the comparative nine-month period ended September 30, 2022, except for the rules and changes effective as of January 1, 2023.

Among these amendments effective as of January 1, 2023, we highlight the amendments to CPC 23, Accounting Policies, Change in Estimates and Error Correction (IAS 8, Accounting Policies, Change in Estimates and Error Correction) and CPC 26 (R1), Presentation of Financial Statements (IAS 1, Presentation of Financial Statements), in addition to amendments to IFRS Practice Statement 2, Making Materiality Judgments, educational document issued by the IASB and not published by the CPC in Brazil), where the concepts of accounting estimates and applying materiality judgments to accounting policy disclosures to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies. In the preparation of individual and consolidated interim accounting information, these concepts were considered, however, there were no material effects on the nature and detail of the information presented.

Additionally, in May 2023 IASB published amendments to IAS 12, Income taxes, determining the application of a mandatory exception in the recognition of deferred taxes on taxable profit arising from the application of the requirements of the “Pillar 2” legislation, an initiative by the Organization for Economic Cooperation and Development (OECD), through which it seeks to implement a new tax system that will consist of an "extra layer" to the domestic taxation of the countries involved, seeking to ensure the payment of a global minimum effective rate of 15% by taxpayers members of large multinational groups, regardless of their jurisdiction of residence.

As required by the amendment, the Company applied the exception for recognition and disclosure of information on deferred tax assets and liabilities related to Pillar Two income taxes.

The other amendments to the accounting standards, effective as of January 1, 2023, did not have any material impact on the Company's interim individual and consolidated accounting information.

This individual and consolidated interim accounting information should be read in conjunction with the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the interim accounting information, were presented in note 4 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the nine-month period ended September 30, 2023, have not changed significantly compared with the estimates and assumptions as of December 31, 2022.

11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices was presented in note 5.1 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022, and there are no changes for the nine-month period ended September 30, 2023.

The Company continues to monitor developments in the conflict between Russia and Ukraine to assess any possible future impacts that may arise because of the ongoing crisis, including the reduction in recoverable value of financial and non-financial assets, which the Company's Management assesses based on the best available information. At the date of this interim accounting information, the effects of the conflict on the equity and financial position and performance of operations were not material.

5.1      Market risks and hedge accounting

In order to hedge the current balance sheet positions of the Company against market risks, the following financial derivatives (hedging the variability of payments of financing liabilities arising from exchange rate and interest rate risks) and operating derivatives (hedging the exchange rate risk of operating cash flows, such as import and export operations) are used and consist of the balances in the following table, as of September 30, 2023, and December 31, 2022:

Description (Balance sheet position)	Consolidated (Fair value, level 2)
	September 30, 2023	December 31, 2022
Financial derivatives	107,005	(785,733)
Operating derivatives	(18,186)	(11,144)
Total	88,819	(796,877)

Below are the changes in net derivatives balances for the nine-month period ended September 30, 2023, and for the year ended December 31, 2022:

Consolidated
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts in the result of the year	(992,813)
Payment of funds due to settlement of derivative transactions - operational activity	594,225
Receipt of funds due to settlements of derivatives transactions - financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)
Losses from swap and forward derivative contracts in the result of the period	(1,741,801)
Payment of funds due to settlement of derivative transactions - operational activity	1,520,622
Payment of funds due to settlements of derivatives transactions - financing activity	367,786
Gains in cash flow hedge operations (other comprehensive income)	739,089
Balance as of September 30, 2023	88,819

12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company designates certain financial and operating derivatives described above for hedge accounting in accordance with the Company's risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the nine-month period ended September 30, 2023, are presented below.

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the nine-month period
Currency swap – US$/R$	Currency	BRL	40,707	(1,031)	764,255
Forward and swap agreements (Natura Distribuidora México)	Currency	BRL	4	33	33
Forward and swap agreements (Avon)	Currency	BRL	(6,716)	(7,603)	(7,603)
Forward agreements (Natura Industria)	Currency	BRL	(10,994)	(10,994)	(12,667)
Forward agreements (The Body Shop)	Currency	BRL	(295)	(4,929)	(4,929)
Total			22,706	(24,524)	739,089

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2021	21,866
Change in fair value recognized in other comprehensive income	(790,479)
Tax effects on the fair value of the hedging instrument	270,035
Cash flow hedge balance on December 31, 2022	(498,578)
Change in fair value recognized in other comprehensive income	739,089
Tax effects on the fair value of the hedging instrument	(254,927)
Cash flow hedge balance on September 30, 2023	(14,416)

In the quarter ended September 30, 2023, the Company transferred its sustainability-linked debt (“Notes”, as described in explanatory note 19) from the subsidiary Natura Cosméticos S.A. to the subsidiary Natura &Co Luxembourg Holdings S.á.r.l. (“Natura &Co Luxembourg”), as part of the rebalancing and reorganization process of the Group's debt initiated when the sale of the previously subsidiary Aesop.

The debt denominated in US dollars was included in a hedge accounting structure, aiming to protect the variability of payments arising from exchange rate and interest rate risks. Considering the transfer made to the subsidiary Natura &Co Luxembourg, whose functional currency is the US dollar, the protected risk was no longer eligible within the hedge accounting structure and, consequently, the Company proceeded with the derecognition of this structure. As a result, the amount of R$4,958,286, previously recognized in the liabilities of the subsidiary Natura Cosméticos S.A., was derecognized and recognized in the subsidiary Natura &Co Luxembourg. Losses recognized in other comprehensive income of R$700,810, before tax effects, were reclassified to the statement of profit and loss for the nine-month period ended September 30, 2023, as a financial expense. Additionally, the derivatives liability position of R$1,380,405 was settled with the corresponding financial institutions in September 2023.

13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.2 Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other information adopted by the market in a direct (as prices) or indirect (resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price.

There was no transfer between measurement levels in the fair value hierarchy during the nine-month period ended September 30, 2023, for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

6.CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Cash and bank deposits	997	5,566	1,509,758	2,904,808
Certificate of bank deposits	-	-	773,024	46,864
Repurchase operations (a)	-	-	1,009,698	1,244,041
	997	5,566	3,292,480	4,195,713

(a)	Repurchase operations are short-term investments and with high liquidity. As of September 30, 2023, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2022).

7.SHORT-TERM INVESTMENTS

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Exclusive Investment fund(a)	10,675	24,264	-	-
Mutual investment funds (b)	-	-	1,854,740	1,228,093
Treasury bills (c)	-	-	316,886	539,450
Government securities (LFT) (d)	-	-	1,283,599	31,415
Dynamo Beauty Ventures Ltd, Fund	-	-	34,543	35,235
Restricted cash	-	-	25,646	1,481
	10,675	24,264	3,515,414	1,835,674

Current	10,675	24,264	3,480,871	1,800,439
Non-current	-	-	34,543	35,235

15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.
The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.
The balance as of September 30, 2023, related to the “Crer para Ver” line within the exclusive investment fund is R$ 85,242 (R$91,340 as of December 31, 2022).
(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company’s located mainly in Argentina, Chile, Colombia, and Mexico.
(c)	As of September 30, 2023, investments in treasury bills are remunerated at an average rate of 111.70% of the CDI (109.69% as of December 31, 2022).
(d)	As of September 30, 2023, investments in Government securities (LFT) are remunerated at an average rate of 99.30% of the CDI (100.02% of the CDI as of December 31, 2022).

The breakdown of securities constituting the Essential Investment Fund portfolio, in which the Company holds 100% interest, on September 30, 2023 and December 31, 2022 is as follows:

	Consolidated
	September 30, 2023	December 31, 2022
Certificate of bank deposits	-	2,012
Repurchase operations (cash and cash equivalents)	656,726	937,645
Treasury bills	316,886	539,451
Government securities (LFT)	1,283,599	46,070
	2,257,211	1,525,178

These amounts are consolidated with the other investments of the same nature in the Company’s consolidated financial information.

16

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.TRADE ACCOUNTS RECEIVABLE
	Consolidated
	September 30, 2023	December 31, 2022
Trade accounts receivable	3,779,388	3,933,550
(-) Allowance for expected credit losses	(372,803)	(431,151)
	3,406,585	3,502,399

Maximum exposure to credit risk on the date of the interim financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of September 30, 2023 and December 31, 2022:

	Consolidated
	September 30, 2023		December 31, 2022
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,918,871	(108,977)	2,814,843	(94,148)
Past due:
Up to 31 days	397,661	(44,959)	621,711	(59,764)
From 31 to 60 days	117,577	(40,924)	142,507	(53,609)
From 61 to 90 days	82,884	(38,978)	106,124	(48,851)
From 91 to 180 days	262,395	(138,965)	248,365	(174,779)
	3,779,388	(372,803)	3,933,550	(431,151)

The changes in the allowance for expected credit losses for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(465,391)
Write-offs (a)	456,947
Translation adjustment	33,441
Balance as of September 30, 2022	(428,984)

Balance as of December 31, 2022	(431,151)
Transfer to non-current assets held for sale	1,661
Additions, net of reversals	(460,607)
Write-offs (a)	504,235
Translation adjustment	13,059
Balance as of September 30, 2023	(372,803)
a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.

17

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

9.INVENTORIES
	Consolidated
	September 30, 2023	December 31, 2022
Finished products	3,499,052	3,634,068
Raw materials and packaging	1,068,119	1,159,507
Auxiliary materials	260,914	146,409
Products in progress	61,545	68,849
(-) Allowance for inventory losses	(526,732)	(491,959)
	4,362,898	4,516,874

The changes in the allowance for inventory losses for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(303,801)
Write-offs (b)	244,780
Translation adjustment	66,846
Balance as of September 30, 2022	(608,120)

Balance as of December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,400
Additions, net of reversals (a)	(299,516)
Write-offs (b)	230,146
Translation adjustment	30,197
Balance as of September 30, 2023	(526,732)
a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.

18

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.RECOVERABLE TAXES
	Consolidated
	September 30, 2023	December 31, 2022
ICMS on purchase of goods (a)	664,666	704,018
Taxes on purchase of goods – foreign subsidiaries	227,545	245,955
ICMS on purchases of property, plant and equipment	13,887	14,365
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	831,661	950,307
Withholding PIS, COFINS and CSLL	1,671	1,671
Tax on Manufactured Goods - IPI (c)	169,096	152,686
Other	184,974	199,276
	2,093,500	2,268,278

Current	1,212,613	911,410
Non-current	880,887	1,356,868

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.
b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

19

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the company in the nine-month period ended September 30, 2023 was 37.23%. This percentage is based on pre-tax loss of R$2,096,651 and income tax benefit of R$780,559. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are mainly permanent tax benefits such as investment subsidies and other incentives, as well as the impact of tax losses carryforward benefit in certain jurisdictions.

These benefits are offset by the mix of results before taxes by country, tax losses carryforward that could not be benefited, differences in nominal rates of subsidiaries abroad and other permanent tax effects in local jurisdictions that increase the respective tax obligations.

The effective rate calculated by the Company for the nine-month period ended September 30, 2022, was negative 5.05%. This percentage is based on pre-tax loss of R$1,728,794 and income tax revenue of R$87,357. The main components that cause the effective rate to distance itself from the nominal income tax rate of 34% are the different yields by country, tax losses from certain jurisdictions that cannot benefit from deferred income tax assets, related permanent effects to withholding income tax arising from transactions between group companies that cannot be benefited or offset by tax losses and credits in certain jurisdictions that can be benefited and permanent net favorable items, including investment subsidies and other incentives.

Changes in deferred income tax and social contribution asset and liability for the nine-month periods ended September 30, 2023 and 2022, are as follows:

	Parent	Consolidated
	Assets	Assets	Liabilities
Balance as of December 31, 2021	-	2,954,074	(994,041)
Effect on income statement	-	636,336	(59,831)
Transfer between deferred income tax and social contribution liabilities and assets	-	16,486	(16,486)
Reserve for grant of options and restricted shares	-	6,076	-
Other comprehensive income impact	-	315,188	-
Translation adjustment	-	(223,272)	175,114
Balance as of September 30, 2022	-	3,704,888	(895,244)

Balance as of December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	4,373	(658,807)	(2,290,640)
Transfer between deferred income tax and social contribution liabilities and assets	-	16,378	(16,378)
Reclassification of contingency to deferred liability	-	-	(52,004)
Creation of tax credits on a universal basis	-	20,213	-
Write-off of discontinued operation	-	(155,309)	24,933
Reserve for grant of options and restricted shares	(11,774)	(55,887)	2,485
Other comprehensive income impact	-	5,218	-
Translation adjustment	-	(14,036)	21,603
Balance as of September 30, 2023	142,766	2,677,285	(3,244,415)

The Company considered the effective tax rate projections including the effects of continued and discontinued operations when determining the tax effects applicable to the nine-month period ended September 30, 2023.

Management monitors the performance of all its entities and evaluates whether deferred income tax assets can be realized from four sources of use: potential tax loss offset, reversal of taxable temporary differences, tax planning opportunities (which can include corporate movements) and projection of future taxable profits. The Company does not have a record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of September 30, 2023 and December 31, 2022 are as follows:

	Consolidated
	September 30, 2023	December 31, 2022
Unaccrued tax proceedings(a)	249,628	274,273
Accrued tax proceedings (b)	127,579	150,929
Unaccrued civil proceedings	5,496	5,783
Accrued civil proceedings	1,439	1,470
Unaccrued labor proceedings	8,080	11,014
Accrued labor proceedings	8,937	14,081
Total judicial deposits	401,159	457,550

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.

 Changes in judicial deposits balances for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	585,284
New deposits	18,867
Redemptions	(82,405)
Inflation adjustment and interests	26,846
Payments / Utilization	(70,637)
Translation adjustment	(2,498)
Balance as of September 30, 2022	475,458

Balance as of December 31, 2022	457,550
New deposits	11,501
Redemptions	(35,143)
Inflation adjustment and interests	20,510
Payments / Utilization	(52,486)
Translation adjustment	(773)
Balance as of September 30, 2023	401,159

In addition to judicial deposits, the Company has contracted insurance policies and guarantee letters for certain lawsuits.

21

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

13.	NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	52,921
Transfers of fixed assets, other assets and liabilities	16,080
Impairment (c)	(12,510)
Translation adjustment	(4,983)
Balance as of September 30, 2022	51,508

Balance as of December 31, 2022	51
Transfers of assets of the previously subsidiary Aesop (a)	2,492,471
Other transfers (b)	555,682
Impairment (c)	(56,179)
Write-offs by disposal (d)	(2,529,955)
Translation adjustment	(5,365)
Balance as of September 30, 2023	456,705

a)	These transfers include the value of the assets of Aesop, previously subsidiary of the Company and whose sale was assessed as highly probable in the quarter ended March 31, 2023. The interest in Aesop was subsequently disposed during the quarter ended on September 30, 2023.
b)	The other transfers include certain properties of the subsidiary Avon, located in the United States, Chile and Brazil.
c)	Reflect the recognition of loss due to impairment of properties of the subsidiary Avon, located in the United States, Chile and Brazil, transferred to non-current assets held for sale and being tested for impairment purposes upon transfer and consequent measurement to the lower of fair value fewer selling costs and previous book value.
d)	The write-offs due to disposal presented in the movement include the value of the assets of the previously subsidiary Aesop written off upon sale to L'Oreal, on August 30, 2023. Also among the write-offs are the sale of an asset of the subsidiary Avon in Chile, amounting to R$37,484.

Further details about the sale operation of the subsidiary Aesop, as well as the results of discontinued operations for the nine-month periods ending September 30, 2023 and 2022 are presented in explanatory note no. 36.

22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Marketing and advertising advances	-	-	48,148	43,509
Supplier advances	1,522	1,357	285,470	290,205
Employee advances	73	-	24,198	20,267
Rent advances and guarantee deposit (a)	-	-	84,550	160,437
Advance insurance expenses	-	11,456	94,185	124,293
Overfunded pension plan (b)	-	-	690,328	694,527
Customs broker advances - Import taxes	-	-	33,488	38,398
Sublease receivables (c)	-	-	203,019	262,108
Carbon credits	-	-	16,179	14,297
Receivables from service providers (d)	-	-	140,796	110,214
Other	2,126	749	208,495	257,566
	3,721	13,562	1,828,856	2,015,821

Current	3,721	13,562	926,028	763,384
Non-current	-	-	902,828	1,252,437

(a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiary The Body Shop which will be returned by the landlord at the end of the lease agreements.
(b)	Pension plan arising from the acquisition of subsidiary Avon.
(c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
(d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

23

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

	Parent
	September 30, 2023	December 31, 2022
Investments in subsidiaries, net of losses	28,113,555	22,215,420

Information and changes in the balances for the nine-month periods ended September 30, 2023 and 2022 are as follows:

	September 30, 2023
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à.r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	13,643,155	(7,513,429)	5,960,831	12,090,557
Shareholders’ equity interest (unsecured liabilities)	13,643,155	(7,513,429)	5,960,831	12,090,557
Fair value adjustment of acquired assets and liabilities	-	3,589,614	-	3,589,614
Tax benefit from income tax of subsidiaries (b)	-	357,327	-	357,327
Goodwill	-	12,076,057	-	12,076,057
Total	13,643,155	8,509,569	5,960,831	28,113,555
Net income (loss) for the period of subsidiaries	7,466,145	(2,100,152)	330,946	5,696,939

Balances as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	7,466,145	(2,100,152)	330,946	5,696,939
Translation adjustment	(509,798)	(33,658)	(242,928)	(786,384)
Capital increase	-	158,377	150,000	308,377
Effect of hyperinflationary economy adjustment	322,716	(42,483)	-	280,233
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	30,546	34,830	-	65,376
Hedge accounting impacts, net of tax effects	492,106	(7,944)	-	484,162
Distribution of dividends	(150,000)	-	-	(150,000)
Other impacts	(569)	-	1	(568)
Balance as of September 30, 2023	13,643,155	8,509,569	5,960,831	28,113,555

(a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$ 1,689,388 (R$1,572,769 as of September 30, 2022) and Aesop (R$ 121,830 as of September 30, 2022), according to note 17.
(b)

Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses if they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination of Avon and is expected to be realized from the operations in the United Kingdom.

24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	September 30, 2022
	Natura Cosméticos S.,A.(a)	Avon Products, Inc.	Natura &Co International S.à.r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,571,165	(5,482,440)	5,754,654	5,843,379
Shareholders’ equity interest (unsecured liabilities)	5,571,165	(5,482,440)	5,754,654	5,843,379
Fair value adjustment of acquired assets and liabilities	-	4,088,089	-	4,088,089
Tax benefit from income tax of subsidiaries (b)	-	266,124	-	266,124
Goodwill	-	12,716,893	-	12,716,893
Total	5,571,165	11,588,666	5,754,654	22,914,485
Net income (loss) for the period of subsidiaries	(39,895)	(1,634,957)	17,392	(1,657,460)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(39,895)	(1,634,957)	17,392	(1,657,460)
Translation adjustment	(1,736,126)	(602,216)	(697,348)	(3,035,690)
Effect of hyperinflationary economy	77,541	(106,070)	-	(28,529)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	65,258	25,186	-	90,444
Hedge accounting impacts, net of tax effects	(612,509)	(1,390)	5,322	(608,577)
Write-off of the tax benefit arising from the calculation of income tax from subsidiaries	-	(126,881)	-	(126,881)
Balance as of September 30, 2022	5,571,165	11,588,666	5,754,654	22,914,485

25

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.    PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	September 30, 2023
Cost:
Vehicles	2 to 5	74,362	5,202	(6,449)	11,046	76	(11,286)	72,951
Tooling	3	204,177	-	-	6,871	-	159	211,207
Tools and accessories	3 to 20	175,452	7,206	(95)	4,786	-	(4,190)	183,159
Facilities	3 to 60	307,448	2,035	(1,096)	8,041	(166)	(916)	315,346
Machinery and accessories	3 to 15	2,272,136	6,101	(35,811)	125,562	(25,065)	(38,746)	2,304,177
Leasehold improvements	2 to 20	1,128,086	29,816	(65,582)	9,149	(696,954)	(21,645)	382,870
Buildings	14 to 60	1,916,939	13,254	(10,038)	(4,275)	(582,033)	(42,875)	1,290,972
Furniture and fixtures	2 to 25	674,062	26,651	(67,212)	5,856	(93,440)	(23,626)	522,291
Land	-	645,657	693	(633)	-	(267,425)	(7,269)	371,023
IT equipment	3 to 15	627,770	4,849	(102,916)	13,237	(52,223)	(21,053)	469,664
Other assets	-	26,230	-	(12)	-	-	(490)	25,728
Projects in progress	-	580,627	285,409	(24,414)	(200,735)	(38,819)	(23,766)	578,302
Total cost		8,632,946	381,216	(314,258)	(20,462)	(1,756,049)	(195,703)	6,727,690

Accumulated depreciation:
Vehicles		(38,070)	(4,151)	5,089	-	(24)	3,735	(33,421)
Tooling		(179,485)	(9,520)	-	-	-	2,790	(186,215)
Tools and accessories		(135,440)	(15,487)	2	(12)	-	3,472	(147,465)
Facilities		(201,307)	(16,821)	1,088	(1,364)	166	11,359	(206,879)
Machinery and accessories		(1,118,339)	(169,238)	31,299	(513)	17,185	38,633	(1,200,973)
Leasehold improvements		(626,431)	(56,289)	63,062	(133)	464,551	21,478	(133,762)
Buildings		(455,402)	(97,034)	9,750	20	301,177	12,626	(228,863)
Furniture and fixtures		(408,832)	(64,907)	66,087	-	62,651	19,601	(325,400)
IT equipment		(475,668)	(54,962)	102,220	1,585	31,284	15,753	(379,788)
Other assets		(27,822)	(411)	-	83	-	2,423	(25,727)
Total depreciation		(3,666,796)	(488,820)	278,597	(334)	876,990	131,870	(2,868,493)
Net total		4,966,150	(107,604)	(35,661)	(20,796)	(879,059)	(63,833)	3,859,197

26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	September 30, 2022
Cost:
Vehicles	2 to 5	38,902	1	(9,211)	10,396	(550)	39,538
Tooling	3	191,840	-	(2,124)	1,066	(222)	190,560
Tools and accessories	3 to 20	110,998	11,282	(1,983)	3,134	(33,640)	89,791
Facilities	3 to 60	303,452	60	(2,232)	3,937	(8,540)	296,677
Machinery and accessories	3 to 15	1,959,943	21,685	(40,212)	76,170	(157,334)	1,860,252
Leasehold improvements	2 to 20	1,128,504	28,830	(37,978)	59,719	(129,079)	1,049,996
Buildings	14 to 60	1,982,245	6,708	(349)	(30,964)	(113,712)	1,843,928
Furniture and fixtures	2 to 25	660,126	44,767	(38,794)	20,385	(68,511)	617,973
Land	-	628,373	-	-	10,095	(14,063)	624,405
IT equipment	3 to 15	634,580	17,614	(74,862)	(54,738)	(80,538)	442,056
Other assets	-	31,636	-	(532)	-	4,958	36,062
Projects in progress	-	561,488	339,250	(2,107)	(328,323)	(64,876)	505,432
Total cost		8,232,087	470,197	(210,384)	(229,123)	(666,107)	7,596,670

Accumulated depreciation:
Vehicles		(9,457)	(8,591)	8,397	(18)	5,131	(4,538)
Tooling		(174,164)	(5,622)	2,124	-	143	(177,519)
Tools and accessories		(65,740)	(11,026)	129,793	-	(105,050)	(52,023)
Facilities		(183,420)	(13,410)	1,866	276	4,606	(190,082)
Machinery and accessories		(728,408)	(130,678)	33,902	(2,217)	96,759	(730,642)
Leasehold improvements		(602,622)	(98,151)	34,548	566	68,719	(596,940)
Buildings		(298,327)	(58,179)	195	13,160	55,462	(287,689)
Furniture and fixtures		(369,610)	(64,345)	32,663	2,245	33,331	(365,716)
IT equipment		(392,095)	(69,409)	76,041	67,761	59,969	(257,733)
Other assets		(30,836)	(1,729)	535	-	1,287	(30,743)
Total depreciation		(2,854,679)	(461,140)	320,064	81,773	220,357	(2,693,625)
Net total		5,377,408	9,057	109,680	(147,350)	(445,750)	4,903,045

27

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.    INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	September 30, 2023
Cost:
Software	2.5 to 10	2,949,813	92,571	(467,843)	181,912	(96,956)	(55,859)	2,603,638
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	(139,869)	(27,026)	646,309
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	32,834	4,850,864
Goodwill Avon	-	12,307,865	-	-	-	-	(231,808)	12,076,057
Goodwill Emeis Brazil Pty Ltd.	-	124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop	-	1,645,527	7	-	-	-	43,854	1,689,388
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Goodwill acquisition of Singu stores	-	-	52,049	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	-	-	(2,255)	(8)	320
Key money (indefinite useful life)	-	22,313	-	-	-	-	(723)	21,590
Key money (defined useful life)	3 to 18	7,828	383	(2,144)	(378)	-	877	6,566
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,676,563	-	(14,892)	372	-	(110,957)	2,551,086
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	(58,670)	1,398,369
Other intangible assets and intangible under development	-	133,403	162,046	(5,563)	(161,546)	(9,797)	(2,656)	115,887
Total cost		26,959,939	307,056	(490,442)	20,360	(373,192)	(410,142)	26,013,579

Accumulated amortization:
Software		(1,720,169)	(306,116)	467,346	436	75,818	8,576	(1,474,109)
Trademarks and patents		(169,620)	(23,992)	-	-	45,298	22,890	(125,424)
Key money		(10,103)	-	2,114	-	-	1,423	(6,566)
Relationship with retail clients		(2,968)	-	-	-	2,255	393	(320)
Relationship with franchisees and sub franchisees		(918,994)	(184,219)	14,892	-	-	31,590	(1,056,731)
Technology developed		(874,225)	(209,806)	-	-	-	35,253	(1,048,778)
Other intangible assets		(2,890)	(2,661)	2,175	-	9,797	(10,926)	(4,505)
Total accrued amortization		(3,698,969)	(726,794)	486,527	436	133,168	89,199	(3,716,433)
Net total		23,260,970	(419,738)	(3,915)	20,796	(240,024)	(320,943)	22,297,146

28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	September 30, 2022
Cost:
Software	2.5 to 10	2,492,616	99,001	(28,661)	419,249	(251,501)	2,730,704
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(140,495)	749,339
Trademarks and patents (indefinite useful life)	-	5,888,623	-	(43)	-	(1,202,292)	4,686,288
Goodwill Avon	-	13,381,191	-	-	-	(652,446)	12,728,745
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(21,350)	121,830
Goodwill The Body Shop	-	2,063,672	-	-	-	(490,903)	1,572,769
Goodwill acquisition of The Body Shop stores	-	1,456	-	(290)	-	-	1,166
Relationship with retail clients	10	2,880	-	-	-	(319)	2,561
Key money (indefinite useful life)	-	24,985	-	(123)	-	(2,949)	21,913
Key money (defined useful life)	3 to 18	14,363	-	(4,655)	-	(2,442)	7,266
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,990,558	-	-	-	(315,726)	2,674,832
Technology developed (by acquired subsidiary)	-	1,580,808	-	-	-	(257,738)	1,323,070
Other intangible assets and intangible under development	-	277,776	128,220	(1)	(220,871)	(16,899)	168,225
Total cost		29,751,942	227,221	(33,773)	198,378	(3,355,060)	26,788,708

Accumulated amortization:
Software		(1,369,767)	(301,773)	27,290	(64,504)	170,022	(1,538,732)
Trademarks and patents		(143,186)	(27,745)	-	-	20,315	(150,616)
Relationship with retail clients		(3,218)	(43)	-	-	314	(2,947)
Key money		(16,517)	-	4,581	-	2,466	(9,470)
Relationship with franchisees and sub franchisees		(729,049)	(198,896)	-	-	80,449	(847,496)
Technology developed		(632,326)	(205,118)	-	-	109,754	(727,690)
Other intangible assets		(296)	(2,038)	-	(48)	442	(1,940)
Total accrued amortization		(2,894,359)	(735,613)	31,871	(64,552)	383,762	(3,278,891)
Net total		26,857,583	(508,392)	(1,902)	133,826	(2,971,298)	23,509,817

29

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

During the nine-month period ended September 30, 2023, the slower economic recovery observed in the Company's retail operations resulting, among others, from a retraction in the sector's economic prospects affected significant assumptions used in the goodwill recoverability test for future profitability of the Group of Cash Generating Units (CGUs) associated with the operation of the subsidiary The Body Shop. In response to changes in these assumptions on which the recoverability of goodwill due to future profitability is more sensitive, the Company's management recalculated the recoverable value of the respective group of CGUs. The recoverable amount was determined based on value in use calculations, consistent with the methods used on December 31, 2022, disclosed in note 17 of the financial statements on that date.

As a result of this assessment, the need to recognize losses due to impairment of goodwill or other assets belonging to the group of CGUs as of September 30, 2023 was not identified. We will continue to monitor potential indications of impairment of goodwill, as well as factors that impact the significant assumptions used in the goodwill recoverability test based on future profitability, given that changes in such assumptions may have a significant effect in relation to the recoverability of goodwill.

18.    RIGHT-OF-USE AND LEASE LIABILITIES

a)  Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2022	Additions	Write-offs	Transfer to asset held for sale (b)	Translation adjustment	September 30, 2023
Cost:
Vehicles	3	164,661	42,143	(84,887)	-	(12,318)	109,599
Machinery and equipment	3 to 10	31,216	10,501	(1,536)	-	(4,596)	35,585
Buildings	3 to 10	1,570,088	167,935	(101,589)	-	(29,884)	1,606,550
IT equipment	10	29,052	2,259	(7,940)	-	(2,431)	20,940
Retail stores	3 to 10	3,361,432	242,298	(229,125)	(1,388,973)	(81,351)	1,904,281
Software	3 to 4	13,527	5,566	-	-	47	19,140
Tools and accessories	3	498	14	(216)	-	(9)	287
Total cost		5,170,474	470,716	(425,293)	(1,388,973)	(130,542)	3,696,382

Accumulated depreciation:
Vehicles		(105,457)	(31,682)	82,536	-	13,264	(41,339)
Machinery and equipment		(13,787)	(7,661)	1,377	-	4,298	(15,773)
Buildings		(556,655)	(182,323)	69,241	-	(3,722)	(673,459)
IT equipment		(23,957)	(3,839)	7,940	-	1,992	(17,864)
Retail stores		(1,525,308)	(285,042)	229,125	563,908	50,369	(966,948)
Software		(3,121)	(4,235)	-	-	(50)	(7,406)
Tools and accessories		(302)	(124)	216	-	18	(192)
Total accrued depreciation		(2,228,587)	(514,906)	390,435	563,908	66,169	(1,722,981)
Net total		2,941,887	(44,190)	(34,858)	(825,065)	(64,373)	1,973,401

30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	September 30, 2022
Cost:
Vehicles	3	168,062	22,238	(21,436)	(11,886)	156,978
Machinery and equipment	3 to 10	33,629	5,555	(8,837)	(5,706)	24,641
Buildings	3 to 10	1,543,018	289,038	(143,757)	(117,794)	1,570,505
IT equipment	10	31,803	1,127	(3,970)	(1,305)	27,655
Retail stores	3 to 10	3,417,595	596,811	(281,434)	(451,952)	3,281,020
Tools and accessories	3	1,053	-	(396)	(182)	475
Total cost		5,195,160	914,769	(459,830)	(588,825)	5,061,274

Accumulated depreciation:
Vehicles		(91,509)	(32,731)	20,358	8,376	(95,506)
Machinery and equipment		(17,133)	(6,740)	8,837	2,946	(12,090)
Buildings		(507,045)	(221,164)	115,629	66,635	(545,945)
IT equipment		(24,410)	(5,024)	3,968	3,016	(22,450)
Retail stores		(1,458,512)	(438,675)	278,640	221,569	(1,396,978)
Tools and accessories		(582)	(167)	396	107	(246)
Total accrued depreciation		(2,099,191)	(704,501)	427,828	302,649	(2,073,215)
Net total		3,095,969	210,268	(32,002)	(286,176)	2,988,059

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.
c)	Retail stores write-offs are associated with the transformation plan of the subsidiary The Body Shop, as mentioned in Note 28.

	Consolidated
	September 30, 2023	September 30, 2022
Amounts recognized in the statement of income for the nine-month periods ended September 30, 2023 and 2022:
Financial expense on lease	121,065	119,194
Amortization of right of use	514,906	657,250
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	8,652	45,524
Sublease revenue	(15,583)	(31,304)
Short-term lease expenses and low-value assets	30,303	59,143
Benefits granted by lessor related to Covid-19	(635)	(13,641)
Adjustment to recoverable value of right-of-use assets - impairment	-	(15,427)
Other lease-related expenses	4,214	-
Total	662,922	820,739

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	553,864	767,097
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	120,692	85,994
Variable lease payments, not included in the measurement of lease liabilities	13,384	33,730
Short-term and low-value assets lease payments	26,008	48,756
Other lease-related payments	28,425	56,029
Total	742,373	991,606
31

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

b)  Lease liability

	Consolidated
	September 30, 2023	December 31, 2022
Current	628,546	878,448
Non-current	1,497,943	2,392,289
Total	2,126,489	3,270,737

Below are the changes in lease liability balances for the nine-month periods ended September 30, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	3,547,862
New contracts and modifications	882,521
Payments (principal)	(820,859)
Payments (interest)	(85,994)
Appropriation of financial charges	143,205
Write-offs (a)	(1,054)
Translation adjustment	(370,953)
Balance as of September 30, 2022	3,294,728

Balance as of December 31, 2022	3,270,737
Transfer to held for sale	(891,098)
New contracts and modifications	460,470
Payments (principal)	(553,864)
Payments (interest)	(120,692)
Appropriation of financial charges	121,065
Write-offs (a)	(48,501)
Translation adjustment	(111,628)
Balance as of September 30, 2023	2,126,489

a)  Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	September 30, 2023	December 31, 2022
Less than a year	777,930	1,070,253
One to five years	1,337,921	2,019,723
More than five years	498,376	856,402
Total expected cash flow	2,614,227	3,946,378
Interest to be incurred	(487,738)	(675,641)
Total balance	2,126,489	3,270,737

32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.    BORROWING, FINANCING AND DEBENTURES

	Ref,	Consolidated
		September 30, 2023	December 31, 2022
Local currency:
Financing Agency for Studies and Projects FINEP		3,546	16,979
Debentures	A	1,890,179	1,913,204
Commercial Notes	B	501,240	519,044
Working capital – Avon		-	113,664
Working Capital - Natura &Co Luxembourg		-	1,304,425
Notes – Avon (1)		132,668	1,421,272
Notes – Luxembourg	C and D	3,658,311	3,130,732
Working Capital		24,959	-
Total in local currency		6,210,903	8,419,320

Foreign currency:
Representative debt securities (“Notes”)		-	5,172,966
Total in foreign currency		-	5,172,966
Grand total		6,210,903	13,592,286

Current		141,128	331,151
Non-current		6,069,775	13,261,135

Debentures
Current		68,189	77,601
Non-current		1,852,699	1,835,603

(1)   Balances recognized at fair value in the business combination with subsidiary Avon and subsequently measured at amortized cost.

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazillian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	April 2029	6.00% year with bi-annual payments	6.125% per year	Guarantee of Natura &Co Holding S.A. and Natura Cosméticos S.A.
D	US Dollar	May 2028	4.125% year with bi-annual payments	4.125% per year	Guarantee of Natura &Co Holding S.A. and Natura Cosméticos S.A.

33

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the balances of borrowing, financing and debentures for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	12,716,832
New borrowing and financing	6,051,116
Amortizations	(4,591,262)
Appropriation of financial charges and funding costs	532,028
Financial charges payment	(573,042)
Exchange rate variation	(207,821)
Translation adjustment	(219,841)
Balance as of September 30, 2022	13,708,010

Balance as of December 31, 2022	13,592,286
New borrowing and financing (a)	1,506,701
Amortizations (b)	(8,185,865)
Reversal of fair value recognized in business combinations	(206,228)
Appropriation of financial charges and funding costs	773,906
Financial charges payment	(997,443)
Exchange rate variation	(336,884)
Translation adjustment	64,430
Balance as of September 30, 2023	6,210,903

a)	The movement that occurred in 2023 is mainly due to the revolving credit line obtained by the subsidiary Natura &Co Luxembourg during the second quarter of 2023.
b)

The movement in amortizations in 2023 is substantially due to the debt rebalancing process initiated in the third quarter, where the Company carried out and settled (i) an offer to the holders of securities representing Avon's debt to repurchase approximately 90 % of securities issued for R$1,156,743 (comprising R$934,742 of principal, R$193,086 of premium and R$28,915 of accrued interest); and (ii) offer to holders of debt securities of Natura &Co Luxembourg (maturing in 2028 and 2029) to repurchase approximately 55% of the securities issued for R$ 4,142,906 (comprising R$ 4,049,329 of principal, R$5,800 premium and R$87,778 accrued interest).

Other amortizations in the period also include the payment of working capital debt amounts at Natura &Co Luxembourg of R$ 2,402,790 (of which R$ 1,283,025 refer to the settlement of the open position in the credit line revolving loan and R$1,119,764 of working capital debt (“Club Loan”).

The maturities of the non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	September 30, 2023	December 31, 2022
2025	601,924	-
2026	-	1,763,902
2027 onwards	5,467,851	11,497,233
Total	6,069,775	13,261,135

34

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.1      Covenants

As of September 30, 2023 and December 31, 2022, the Company and its subsidiaries no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, based on the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Company also has covenants related to non-financial indicators according to each Contract. The Company is in compliance with such covenants as of September 30, 2023 and December 31, 2022.

20.    TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Domestic trade accounts payable	2,945	3,402	4,193,338	4,644,534
Foreign trade accounts payable (a)	2,897	3,049	775,860	877,496
Subtotal	5,842	6,451	4,969,198	5,522,030
Reverse factoring operations (b)	-	-	547,767	853,900
Total	5,842	6,451	5,516,965	6,375,930

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)

The Company has contracts signed with first class financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. For more details on these transactions, please refer to note 3.15 of the annual financial statements for the year ended December 31, 2022.

21.    TAX LIABILITIES

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
ICMS (ordinary)	-	-	130,437	180,708
ICMS-ST provision (a)	-	-	63,996	60,945
Taxes on invoicing abroad	-	-	176,478	346,407
Withholding tax (IRRF)	-	-	108,713	138,293
Other taxes payable - foreign subsidiaries	-	-	136,172	147,056
Income tax	11,822	12,051	11,822	18,170
PIS and COFINS payable	206	140	206	140
INSS and service tax (ISS) payable	85	-	8,168	31,895
Other	-	-	8,035	21,869
Total	12,113	12,191	644,027	945,483

Current	12,113	12,191	518,499	828,125
Non-current	-	-	125,528	117,358

a)

The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

35

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.     PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)(3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Balance as of January 1	187,052	181,693	557,675	305,690	186,118	233,474	406,428	597,585	1,337,273	1,318,442
Additions	19,663	55,663	284,041	206,470	85,197	73,916	-	-	388,901	336,049
Reversals	(4,801)	(26,445)	(8,620)	(12,060)	(34,610)	(24,963)	(25,622)	(193,497)	(73,653)	(256,965)
Payments/ utilization of judicial deposits (1)	(51,587)	(9,005)	(293,003)	(126,809)	(41,660)	(48,242)	-	-	(386,250)	(184,056)
Inflation adjustment	7,644	33,067	27,143	16,410	4,849	4,569	18,903	13,022	58,539	67,068
Exchange rate variation (OCI)	(2,605)	(27,351)	(21,648)	3,574	(11,116)	(26,053)	(16,406)	(8,763)	(51,775)	(58,593)
Transfers (2)	-	24	-	(965)	14	-	-	-	14	(941)
Balance as of September 30	155,366	207,646	545,588	392,310	188,792	212,701	383,303	408,347	1,273,049	1,221,004

Current									421,311	321,152
Non-current									851,738	899,852

(1)

Tax payments refer mainly to the completion of the administrative procedure with the State of Amazonas for the effective settlement of tax amnesties, using judicial deposits, filed by the Company in the year 2022.

Civil payments refer mainly to costs incurred in the settlement of lawsuits related to talc (see Note 36).

(2)	Reversals of contingent liabilities (business combination) with Avon refer mainly to the change in estimates for tax, civil and labor lawsuits.
(3)	The business combination amounts as of September 30, 2023, arising from the business combination with Avon are segregated between tax (R$374,421) and labor (R$8,882) lawsuits.
(4)	During the year ended December 31, 2022, certain balances included in provision for tax risks were reclassified to align the Group's subsidiaries, as disclosed in explanatory note no. 2.

36

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)       Disputes related to talc (Civil)

The subsidiary Avon Products, Inc (“Avon”) has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve several co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s Products, were designed to contain asbestos. As of September 30, 2023, there were 317 individual cases pending against the subsidiary Avon (during the nine-month period ended September 30, 2023, 163 new cases were started and 74 were dismissed, settled or otherwise resolved).

In December 2022, a case, titled Chapman, et al, v, Avon Products, Inc. et al., No, 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of US$36,0 million in compensatory damages and US$10,3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek the annulment of the judgment in this case and in January 2023 began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29,3 million. Plaintiffs have challenged the reduction of the award as to subsidiary Avon and have asserted that the reduction should only apply to subsidiary Avon’s co-defendant. The trial court has resolved this issue in the Plaintiffs’ favor and, once judgment is entered, the case will proceed on appeal.

22.2. Contingencies assessed as possible risk of loss

The Company has administrative and judicial contingencies which the expectation of loss, assessed by the Company's Management and supported by legal advisors, is classified as possible and, therefore, no provision has been recorded. As of September 30, 2023, the amounts of contingencies classified with probability of possible loss are as follows:

	Consolidated
	September 30, 2023	December 31, 2022
Tax	9,121,646	8,480,614
Civil	261,546	161,859
Labor	182,022	164,462
Total contingent liabilities	9,565,214	8,806,935

23.    OTHER LIABILITIES

	Parent		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Pension and post-employment health care plans (a)	-	-	490,734	463,948
Deferred revenue from performance obligations with customers (b)	-	-	208,070	313,204
Provision for incentives to consultants	-	-	155,627	217,349
Provision for operating expenses (marketing / technology, etc,) (c)	-	-	394,287	604,064
Provision for store renovation	-	-	98,659	116,137
Crer Para Ver (d)	-	-	52,838	87,420
Provision for restructuring (e)	21,598	39,846	133,700	188,317
Insurance payables	1,912	-	63,968	69,364
Other Liabilities (f)	1,017	1,017	132,824	190,823
Total	24,527	40,863	1,730,707	2,250,626

Current	6,741	23,113	986,337	1,499,060
Non-current	17,786	17,750	744,370	751,566

37

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	As of September 30, 2023, there is R$ 259,618 (R$ 282,295 as of December 31, 2022) referring to pension plans, and R$30,604 referring to post-employment plans (R$28,456 as of December 31, 2022) of subsidiary Avon, and R$ 140,420 (R$129,697 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$ 60,092 (R$ 51,956 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura &Co International.
b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 115,552 (R$ 190,790 as of December 31, 2022) is referring to subsidiary Avon, R$ 81,789 (R$ 93,761 as of December 31, 2022) referring to the consolidated subsidiary Natura Cosméticos and R$ 10,729 (R$ 28,653 as of December 31, 2022) referring to subsidiary Natura &Co International.
c)	Refers to the Company's operating provision arising mainly from expenses with the provision of technology, marketing and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure substantially of the subsidiary Avon and review of the Group's corporate structure.
f)	Refers to miscellaneous provision such as indemnities and non-current contractual obligations.

24.    SHAREHOLDER’S EQUITY

24.1          Treasury shares

On September 30, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of September 30, 2022	9,913,855	262,360	26.46

Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	(3,692,633)	(97,670)	26.45
Balance as of September 30, 2023	6,221,222	164,690	26.47
There was no minimum and maximum cost of the balance of treasury shares on September 30, 2023, considering that there were no movements.
38

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.    INFORMATION ON SEGMENTS

As a result of the Aesop sale, the balances of this previous subsidiary were not disclosed in the consolidated balance sheet. The results originating from this segment were classified as discontinued operations in the income statement for the nine-month periods ended September 30, 2023, and 2022.

The other operating segments did not change their composition and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2022.

Net revenue by segment is as follows for the nine-month period ended September 30, 2023:

➢   Natura &Co Latam – 68.8%

➢   Avon International – 20.2%

➢   The Body Shop – 11.0%

The following tables summarize the financial information related to the nine-month periods ended September 30, 2023, and 2022 and the year ended December 31, 2022:

25.1   Operating segments

	September 30, 2023
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss)
Natura &Co Latam	15,558,622	1,686,135	(711,167)	-	(1,911,998)	856,325	(80,705)
Avon International [1]	4,572,712	36,750	(511,706)	(276,138)	(513,732)	(126,937)	(1,391,763)
The Body Shop [1]	2,479,624	85,214	(507,647)	-	(61,455)	113,877	(370,011)
Aesop	-	-	-	(4,655)	-	-	(4,655)
Corporate expenses	-	(230,909)	-	7,236,815	543,864	(62,706)	7,487,064
Consolidated	22,610,958	1,577,190	(1,730,520)	6,956,022	(1,943,321)	780,559	5,639,930

	September 30, 2022
	Reconciliation to (loss) net income for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss)
Natura &Co Latam	16,084,095	1,482,601	(659,802)	-	(1,037,052)	(33,571)	(247,824)
Avon International [1]	5,133,340	153,600	(507,849)	(181,192)	(447,660)	(42,911)	(1,026,012)
The Body Shop [1]	2,902,874	120,700	(511,349)	-	(52,738)	95,712	(347,675)
Aesop [1]	-	-		28,727	-	-	28,727
Corporate balances	-	(466,197)	282	-	196,670	(106,587)	(375,832)
Consolidated	24,120,309	1,290,704	(1,678,718)	(152,465)	(1,340,780)	(87,357)	(1,968,616)

	September 30, 2023				December 31, 2022
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	15,333,459	28,466,537	5,079,758	6,745,995	18,838,366	28,675,608	8,363,130	10,164,706
Avon International [1]	10,310,165	12,553,234	2,289,428	849,513	11,197,014	14,259,571	1,894,856	1,838,328
The Body Shop [1]	6,568,023	7,643,102	1,354,411	1,559,664	6,565,913	7,928,270	1,292,903	1,669,625
Aesop	-	-	-	-	1,621,126	2,735,417	731,018	776,512
Corporate balances	896,034	1,907,913	886,768	3,760,005	341,444	1,086,524	1,055,961	4,547,167
Consolidated	33,107,681	50,570,786	9,610,365	12,915,177	38,563,863	54,685,390	13,337,868	18,996,338

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

39

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2   Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	September 30, 2023	September 30, 2022	September 30, 2023	December 31, 2022
Asia	1,252,635	1,452,713	807,339	1,284,783
North America	3,328,496	3,795,601	6,106,012	6,261,545
Mexico	2,454,520	2,633,802	3,907,975	3,631,768
Other	873,976	1,161,799	2,198,037	2,629,777
South America	12,598,409	12,735,823	11,447,601	14,508,816
Brazil	8,633,017	7,941,767	9,879,348	12,656,298
Argentina	1,948,915	2,383,295	496,472	694,172
Other	2,016,477	2,410,761	1,071,781	1,158,346
Europe, Middle East and Africa (EMEA)	5,169,485	5,750,491	14,117,347	15,271,251
United Kingdom	1,356,302	1,831,687	10,295,957	10,894,799
Other	3,813,183	3,918,804	3,821,391	4,376,452
Oceania	261,933	385,681	629,381	1,237,468
Consolidated	22,610,958	24,120,309	33,107,681	38,563,863

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.    REVENUE

	Consolidated
Gross revenue:	September 30, 2023	September 30, 2022
Direct Selling	23,996,577	25,421,369
Retail	2,483,858	2,462,811
Online	1,428,620	1,676,401
Other sales	1,656,624	1,981,948
Subtotal	29,565,679	31,542,529

Returns and cancellations	(332,263)	(428,411)
Commercial discounts and rebates	(678,335)	(718,269)
Taxes on sales	(5,944,123)	(6,275,540)
Subtotal	(6,954,721)	(7,422,220)
Total net revenue	22,610,958	24,120,309

40

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.    OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Cost of sales	-	-	7,793,624	9,216,929
Selling, marketing and logistics expenses	-	-	9,751,909	10,342,316
Administrative, R&D, IT, and project expenses	53,695	252,861	4,057,422	4,281,688
Total	53,695	252,861	21,602,955	23,840,933

Classified by nature
Cost of sales	-	-	7,793,624	9,216,929
Raw material/packaging material/resale	-	-	6,910,866	8,334,433
Employee benefits expense (note 28)	-	-	412,429	415,418
Depreciation and amortization	-	-	137,954	133,380
Other	-	-	332,375	333,698

Selling, marketing and logistics expenses	-	-	9,751,909	10,342,316
Logistics costs	-	-	1,318,400	1,596,375
Personnel expenses (note 28)	-	-	2,762,320	2,799,679
Marketing, sales force and other selling expenses	-	-	4,931,809	5,166,204
Depreciation and amortization	-	-	739,380	780,058

Administrative, R&D, IT and project expenses	53,695	252,861	4,057,422	4,281,688
Innovation expenses	-	-	144,456	144,824
Personnel expenses (note 28)	37,047	48,019	1,632,706	1,610,231
Restructuring expenses	1,939	125,933	1,939	128,993
Other administrative expenses	13,052	77,826	1,460,132	1,631,108
Depreciation and amortization	1,657	1,083	818,189	766,532

Total	53,695	252,861	21,602,955	23,840,933

28.    EMPLOYEE BENEFITS

	Parent		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Payroll, profit sharing and bonuses	16,213	31,289	3,479,943	3,486,693
Pension Plan	-	-	125,233	122,740
Share-based payments and charges on restricted shares, net of tax	11,040	3,924	121,188	71,170
Health care, food and other benefits	1,366	2,602	448,139	508,001
Charges, taxes and social contributions	769	1,194	459,469	481,038
Social security	7,659	9,010	173,483	155,686
Total	37,047	48,019	4,807,455	4,825,328

41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.1   Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2022, in note 28.

The expense related to stock options, restricted shares and performance shares, including social security charges, recognized in the nine-month period ended September 30, 2023, was R$ 11,040 and R$ 121,188 for parent company and consolidated level (R$3,924 and R$71,170 as of September 30, 2022), respectively.

On May 5, 2023, the following awards were granted under the “Co-Investment Plan” and the “Long-Term Incentive Plan”:

a) 3,819,700 restricted shares with grant date fair value of R$11.20 that generally vest in tranches over 1 to 3 years, subject to the participants remaining in employment over the vesting period.

b) 8,736,315 performance shares with grant date fair values of R$11.20 to R$11.55 that vest at the end of a 3-year period, subject to the participants remaining in employment and certain performance conditions being met.

c) 30,000 options that vest in tranches over 3 to 4 years, subject to the participants remaining in employment over the vesting period.

These awards will be settled in Natura &Co Holding S.A.’s shares.

On August 30, 2023, the Company completed Aesop sale. In connection with this, 1,057,814 share-based awards granted to Aesop employees between 2021 and 2023 (of which 182,482 restricted shares and 875,332 performance shares) were vested and released. On the sale conclusion date, 600,000 options held by the Aesop employees were vested but remain outstanding and available for exercise as of September 30, 2023.

The number of awards in this note is showed using equivalent B3 shares to ensure consistency, although some awards are settled in American Depositary Receipts (ADRs).

29.    FINANCIAL RESULTS

	Parent		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Financial expenses (debt interest)	-	-	(723,946)	(519,106)
Interest on short-term investments and other	743	14,071	642,271	330,069
Gains (losses) on financial activities, net	-	-	336,884	207,821
Losses with derivatives on exchange rate variations on financial activities, net	-	-	(331,204)	(212,874)
Losses on derivatives on interest payments and other financial activities, net	-	(5,266)	(1,547,988)	(311,427)
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	-	3,353	(58,539)	(67,068)
Leases expenses	(83)	(20)	(121,065)	(119,194)
Other financial expenses	(3,177)	(18,480)	(26,881)	(216,228)
Hyperinflationary economy adjustment	-	-	(107,666)	(137,482)
Other gains (losses) from exchange rate variation on operating activities	(1,179)	5,448	(5,187)	(295,291)
Financial results	(3,696)	(894)	(1,943,321)	(1,340,780)

42

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.    OTHER OPERATING EXPENSES, NET

	Consolidated
	September 30, 2023	September 30, 2022
Other operating income, net
Result on write-off of property, plant and equipment	1,399	-
Tax credits (a)	25,379	60,731
Tax benefit from amnesty program (b)	-	102,469
Reversal for tax, labor and civil contingencies provision	20,973	-
Reversal for impairment provision	31,076	-
Revenue with sale of the customer portfolio	8,077	6,587
Royalty income (c)	-	119,438
Other operating income	16,840	29,461
Total other operating income	103,744	318,686

Other operating expenses, net
Result on write-off of property, plant and equipment	-	(8,092)
Crer para Ver (d)	(13,663)	(37,260)
Impairment provision	(56,179)	(12,510)
Expenses with sale of customer portfolio	(12,644)	-
Transformation and integration plan (e)	(541,440)	(366,124)
Restructuring expenses (f)	(73,988)	(49,819)
Other operating expenses	(106,556)	(47,672)
Total other operating expenses	(804,470)	(521,478)
Other operating expenses, net	(700,726)	(202,792)

a)	Refers mainly to PIS and COFINS credits.
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos S.A. and Avon Cosméticos Ltda.
c)

Refers to revenue from royalties received by subsidiary Avon from its representative in Japan, after a legal dispute as mentioned in explanatory note 22 of the Company's interim financial information for the period ended September 30, 2022, issued on August 11, 2022.

d)

Refers to appropriation of operating income obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.

e)	Expenses related to execution of Natura &Co Latam integration plan (“ELO project”) and integration of the subsidiary Avon International.
f)	Expenses mainly related to the execution of transformation plan of the subsidiary The Body Shop.

43

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.    EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	September 30, 2023	September 30, 2022
Gain (loss) attributable to the Company’s controlling shareholders	5,640,151	(1,969,592)
Weighted average of the number of issued common shares	1,385,675,623	1,381,559,530
Weighted average treasury shares	(7,808,628)	(9,632,014)
Weighted average of the number of outstanding common shares	1,377,866,995	1,371,927,516
Earnings (loss) per share – R$	4.0934	(1.4356)

The diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution.

Consolidated
September 30, 2023
Gain attributable to the Company’s controlling shareholders	5,640,151
Weighted average of the number of outstanding common shares	1,377,866,995
Stock Options and restricted shares adjustment	5,536,171
Weighted average number of common shares considered to diluted earnings per share	1,383,403,166
Diluted earnings per share - R$	4.0770

44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.    TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.      Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	September 30, 2023	December 31, 2022
Current assets:
Avon Products, Inc. (a) e (b)	47,431	47,593
Natura Cosméticos S.A. – Argentina (a)	3,843	4,022
Natura Cosméticos S.A. – Perú (a)	481	501
Natura Cosméticos S.A – Colombia (a)	339	353
The Body Shop International (a) and (b)	9,537	9,656
Aesop Holdings Ltd. (UK) (a) and (b)	-	2,652
Indústria e Comércio de Cosméticos Natura Ltda.	94	-
Natura &Co Luxembourg Holdings S.à.r.l. (d)	1,549	1,552
Total	63,274	66,329

Current liabilities:
Natura Cosméticos S.A. (a) and (b)	52,854	1,472
Indústria e Comércio de Cosméticos Natura Ltda. (a)	830	404
Natura Comercial (a)	14	-
Avon Products, Inc. (b)	50,120	50,120
The Body Shop International (b)	11,463	11,463
Natura &Co Luxembourg Holdings S.à.r.l. (d)	164,811	-
Aesop Holdings Ltd. (UK)	-	1,117
Total current liabilities	280,092	64,576

a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.
b)	Refers to the transfer of shared expenses.
c)	On December 31, 2022 refers to interest on own equity.
d)	Refers to reimbursement of expenses for issuing bonds.

In the nine-month periods ended September 30, 2023 and 2022, there were no significant transactions of the parent company with related parties that passed through the income statement. The main transactions that occurred in the period refer to the transfer of expenses related to the stock option plans and shares restricted.

45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.2.      Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund, As of September 30, 2023, the balance is R$ R$ 8,435 (R$ 6,805 as of December 31, 2022).

On June 5, 2012, an agreement was signed between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and rental of a goods processing, storage and distribution center (HUB), in Itupeva, São Paulo. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A to whom the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of Natura &Co Holding S.A. controlling group, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under the heading “Right to Use – Buildings”, the balance in the nine-month period ended on September 30, 2023 was R$55,495 (R$63,665 under the heading “Buildings” of Fixed Assets, on December 31, 2022) and in the nine-month period ended September 30, 2023, the amount paid as rent was R$12,431 (R$11,791 in the nine-month period ended September 30, 2022).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors and a specific purpose Company (Bresco IX) held indirectly by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos as lessor and surface-right owner (Co-Chairmen from the Board of Directors of the Company and shareholders members of Natura &Co Holding S.A., the parent Company. The transaction was signed with the purpose of expanding the Company's distribution network and increasing its logistical efficiency through the installation of a new distribution center in the State of Alagoas. The amount involved in the transaction is recorded under the heading “Right of Use - Buildings” in the amount of R$30,853, in the nine-month period ended September 30, 2023, the total amount paid as rent was R$6,293 (there was no disbursement during the nine-month period ending September 30, 2022).

On May 12, 2021, the transaction was concluded between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly owned by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen from the Board of Directors of Natura &Co Holding S.A. and shareholders members of Natura &Co Holding S.A). The transaction was signed with the purpose of maintaining the Company's distribution center activities in Canoas, Rio Grande do Sul. The amount involved in the transaction is recorded under the heading “Right of Use - Buildings” at R$3,845, in the nine-month period ending September 30, 2023, the total amount paid as rent was R$2,126 (R$1,048 in the nine-month period ending September 30, 2022).

In the nine-month period ended September 30, 2023, the Company and its subsidiaries transferred to the Natura Institute as a donation associated with the net result of sales of the Natura Crer Para Ver product line the amount of R$45,000 (R$35,000 in the nine-month period ending September 30, 2022).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approvals of transactions between related parties.

32.3.      Key management personnel compensation

The total compensation of the key management personnel is as follows:

	September 30, 2023			September 30, 2022
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	6,354	9,999	16,353	10,605	147,413	158,018
Executive Board	21,242	171,423	192,665	26,045	40,608	66,653
	27,596	181,422	209,018	36,650	188,021	224,671

46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The totals in the table above include the employer social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of share-based awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts for the nine-month period ended September 30, 2022 include termination benefits for certain key management employees related to the review process of Natura &Co's corporate structure.

The variable compensation incurred during the nine-month period ended on September 30, 2023 includes variable compensation associated to the Aesop sale.

33.    COMMITMENTS

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	September 30, 2023	December 31, 2022
Less than one year	644,216	614,075
One to five years	600,219	659,626
Above 5 years	45,441	49,331
Total	1,289,876	1,323,032

34.    INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of September 30, 2023 and December 31, 2022, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		September 30, 2023	December 31, 2022
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,607,425	4,924,868
Vehicles	Fire, theft and collision for the vehicles insured by the Company	215,428	221,523
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	2,056,000	2,056,000
Freight	Damages to products in transit	90,237	97,308
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,429,819	1,991,888
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

47

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

35.    ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statements:

	Parent		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Non-cash items
Hedge accounting impact, net of tax effects	-	89	484,162	(608,488)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	52,991	59,550

36.    DISCONTINUED OPERATIONS

On August 30, 2023, the Company concluded the sale of the subsidiary Aesop to L’Oreal for a total consideration of R$12,396,226, after obtaining all relevant regulatory approvals. The total gain earned on the write-off of the subsidiary's assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,231,416, which includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive results of R$115,168.

In addition to the gain obtained with the derecognition of assets and liabilities, certain incremental costs involving legal advisors and bank fees in the transaction were incurred and classified as part of discontinued operations.

The breakdown of results presented in discontinued operations in the income statement for the period is presented below:

	September 30, 23	September 30, 2022
Consideration received for the sale to the previously controlled Aesop	12,396,226	-
Net assets of the previously controlled Aesop, derecognized	(1,140,751)	-
Conversion gains rolled into other comprehensive income	115,172	-
Incremental transaction costs on sale	(273,208)	-
Income tax and social contribution	(3,866,019)	-
Net gain on the sale of the previously controlled Aesop	7,231,420	-

Loss before taxes from discontinued operations	(274,837)	(135,046)
Income tax and social contribution	(561)	(17,419)
Loss from discontinued operations	(275,398)	(152,465)

Total discontinued operations	6,956,022	(152,465)

48

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The results in discontinued operations, which includes the operational results of the previous controlled subsidiary Aesop for the nine-month periods ended on September 30, 2023 and 2022 are presented below:

Description	September 30, 2023	September 30, 2022
Net Revenue	1,587,314	1,839,130
Cost of sales	(221,479)	(218,340)
Gross profit	1,365,835	1,620,790

Operating (expenses) Income
Selling, marketing, and logistics expenses	(847,916)	(974,890)
Administrative, R&D, IT and projects expenses	(453,120)	(536,318)
Impairment loss on trade receivable	(250)	(838)
Other operating income (expenses), net(a)	(287,041)	(207,269)

Operating loss before financial result	(222,492)	(98,525)

Financial income	22,200	28,916
Financial expenses	(74,544)	(65,437)

Loss before income tax and social contribution	(274,836)	(135,046)
Income tax and social contribution	(562)	(17,419)

Loss for the period	(275,398)	(152,465)

a)

In addition to Aesop's results, the amount includes R$270,894 of expenses in the nine-month period ended September 30, 2023 (R$181,192 in the nine-month period ended September 30, 2022) related to costs incurred in the resolution of legal proceedings associated with the operation that the subsidiary Avon maintained in North America, which was sold prior to the acquisition of the subsidiary Avon by the Company. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and because it assesses that this presentation reliably represents the essence of the associated transaction.

The net cash flows incurred by the discontinued operations are:

	September 30, 2023	September 30, 2022

Operational activities	(7,289,148)	84,857
Investment activities	12,254,162	(116,919)
Financing activities	(166,180)	(139,111)
Net cash generated (consumed)	4,798,834	(171,173)

37.    SUBSEQUENT EVENTS

Potential sale of subsidiary The Body Shop

As announced through regulatory filings and on the date of this interim financial information, the terms and conditions regarding a potential sale of The Body Shop are under negotiation and there is no guarantee that a transaction will be completed.

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